EXHIBIT 99.1


                                 BANCO ITAU S.A.
CNPJ. 60.701.190/0001-04      A Publicly Held Company         NIRE. 35300023978

                   Authorized Capital: 200,000,000,000 shares
  Subscribed and Paid in Capital: R$ 4,260,500,000.00 - 113,451,148,264 shares

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                               OF NOVEMBER 4, 2002
                               -------------------

           On November 4, 2002, the Administrative Council of BANCO ITAU S.A., met at its corporate headquarters under the chairmanship of Dr. Olavo Egydio Setubal for the purpose of examining the appointment to a position of Managing Director.

           Having examined the provisions of article 8, 8.1, of the company's articles of association and the evidential documents indicating compliance with the prior conditions for eligibility pursuant to articles 146 and 147 of the Law 6404/76, National Monetary Council Resolution 2645/99, Circular 2932/99 of the Central Bank of Brazil and article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios -CVM), the Councilors unanimously decided to:

a) establish that the Board of Directors will be made up of 75 (seventy-five) posts comprising 74 (seventy-four) persons, considering the accumulation of the positions of President and CEO. Within the overall Board of Directors, 20 (twenty) members will comprise the Executive Group as follows: the President, the CEO, 2 (two) Senior Vice-Presidents, 7 (seven) Executive Vice-Presidents, the Legal Consultant and 8 (eight) Executive Directors, the remainder being 8 (eight) Senior Managing Directors and 47 (forty-seven) Managing Directors, all of whom will be non-members of the Executive Group;

b) elect as Senior Managing Director, OSVALDO RIBEIRO DOS SANTOS, Brazilian, married, engineer, bearer of Identity RG-SSP/SP, number 18.993.901-1, enrolled in the Brazilian tax payers register under number CPF 109.628.538-01 and resident in the city of Sao Paulo at Rua Tenente Otavio Gomes, 343 - apto. 212B, with his annual term of office to terminate on the same date as the other Directors elected on May 2, 2002, that is until the inauguration of the newly elected members on the occasion of the meeting of the Administrative Council, immediately following the annual general meeting of 2003.

           In conclusion, the Chairman informed the meeting that the investiture of the Director hereby elected, would be formalized once the Central Bank of Brazil ratifies this decision.

           Having concluded all the items on the agenda, the meeting was declared closed and the present minutes transcribed, read, approved and signed by all those present. Sao Paulo-SP, November 4, 2002. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho, and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Henri Penchas, Jose Vilarasau Salat, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

           I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE ORIGINAL
                     TRANSCRIPTION IN THE MINUTES REGISTER.
                         Sao Paulo-SP, November 4, 2002.



                                                    ALFREDO EGYDIO SETUBAL
                                                 Investor Relations Director